UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2013

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2013

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$

VOYAGE REVENUES (note 9a)	100,692	98,847	294,418	294,664

OPERATING EXPENSES
Voyage expenses	373	860	1,988	1,445
Vessel operating expenses (note 9a)	24,655	24,202	74,785	68,766
Depreciation and amortization	24,440	24,694	73,739	74,247
General and administrative (note 9a)	4,793	4,044	15,006	13,737
Loan loss provision (note 6a)	3,804	—	3,804	—

Total operating expenses	58,065	53,800	169,322	158,195

Income from vessel operations	42,627	45,047	125,096	136,469

OTHER ITEMS
Equity income	28,831	21,098	94,680	49,232
Interest expense (note 7)	(13,548)	(14,414)	(39,928)	(40,946)
Interest income	656	850	1,953	2,731
Realized and unrealized loss on derivative instruments (note 10)	(11,143)	(9,945)	(8,762)	(43,993)
Foreign currency exchange loss (notes 7 and 10)	(16,068)	(6,248)	(10,644)	(1,989)
Other income	306	374	1,182	1,068

	(10,966)	(8,285)	38,481	(33,897)

Net income before income tax expense	31,661	36,762	163,577	102,572
Income tax expense (note 8)	(791)	(679)	(2,434)	(550)

Net income	30,870	36,083	161,143	102,022
Other comprehensive loss:
Unrealized net loss on qualifying cash flow hedging instruments in equity accounted joint ventures (note 5)	(1,549)	—	(1,549)	—

Other comprehensive loss	(1,549)	—	(1,549)	—

Comprehensive income	29,321	36,083	159,594	102,022

Non-controlling interest in net income	1,262	3,022	7,429	6,542
General Partner’s interest in net income	5,784	5,538	18,027	15,863
Limited partners’ interest in net income	23,824	27,523	135,687	79,617
Limited partners’ interest in net income per common unit
• Basic	0.34	0.42	1.94	1.22
• Diluted	0.34	0.42	1.94	1.22
Weighted-average number of common units outstanding:
• Basic	70,451,950	65,882,450	69,952,550	65,201,910
• Diluted	70,474,732	65,882,450	69,974,711	65,201,910

Cash distributions declared per common unit	0.6750	0.6750	2.0250	1.9800

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	September 30,	December 31,
	2013	2012
	$	$
ASSETS
Current
Cash and cash equivalents	118,131	113,577
Restricted cash – current (note 4)	2,996	34,160
Accounts receivable, including non-trade of $19,232 (2012 – $11,654) (note 10)	19,869	13,408
Prepaid expenses	7,720	5,836
Current portion of derivative assets (note 10)	18,449	17,212
Current portion of net investments in direct financing leases (note 4)	11,747	6,656
Advances to affiliates (note 9b)	3,798	13,864

Total current assets	182,710	204,713

Restricted cash – long-term (note 4)	496,351	494,429

Vessels and equipment
At cost, less accumulated depreciation of $397,570 (2012 – $351,092)	1,260,588	1,286,957
Vessels under capital leases, at cost, less accumulated depreciation of $150,274 (2012 – $133,228)	607,026	624,059
Advances on newbuilding contracts (notes 9g and 11a)	77,854	38,624

Total vessels and equipment	1,945,468	1,949,640

Investment in and advances to equity accounted joint ventures (notes 5, 6b, 9d, 9e and 9f)	649,851	409,735
Net investments in direct financing leases (note 4)	538,964	396,730
Advances to joint venture partner (note 6a)	10,200	14,004
Other assets	29,964	25,233
Derivative assets (note 10)	80,439	145,347
Intangible assets – net	99,769	109,984
Goodwill – liquefied gas segment	35,631	35,631

Total assets	4,069,347	3,785,446

LIABILITIES AND EQUITY
Current
Accounts payable	2,260	2,178
Accrued liabilities (note 10)	37,013	38,134
Unearned revenue	10,146	19,417
Current portion of long-term debt (note 7)	88,096	86,489
Current obligations under capital lease (note 4)	157,649	70,272
Current portion of derivative liabilities (note 10)	72,024	48,046
Advances from affiliates (notes 9b and 10)	16,870	12,083

Total current liabilities	384,058	276,619

Long-term debt (note 7)	1,645,302	1,326,864
Long-term obligations under capital lease (note 4)	472,621	567,302
Long-term unearned revenue	36,521	38,570
Other long-term liabilities (notes 4 and 5)	73,589	73,568
Derivative liabilities (note 10)	154,261	248,249

Total liabilities	2,766,352	2,531,172

Commitments and contingencies (notes 4, 5, 7, 10 and 11)

Equity
Limited Partners	1,206,043	1,165,634
General Partner	48,502	47,346
Accumulated other comprehensive loss	(1,549)	—

Partners’ equity	1,252,996	1,212,980
Non-controlling interest	49,999	41,294

Total equity	1,302,995	1,254,274

Total liabilities and total equity	4,069,347	3,785,446

Subsequent events (note 14)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2013	2012
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	161,143	102,022
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 10)	(18,912)	16,142
Depreciation and amortization	73,739	74,247
Loan loss provision	3,804	—
Unrealized foreign currency exchange loss (notes 7 and 10)	10,642	1,722
Equity income, net of dividends received of $924 (2012 – $6,500)	(93,756)	(42,732)
Amortization of deferred debt issuance costs and other	2,044	428
Change in operating assets and liabilities	(2,303)	(11,897)
Expenditures for dry docking	(18,668)	(5,531)

Net operating cash flow	117,733	134,401

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	428,471	419,221
Scheduled repayments of long-term debt	(62,034)	(60,647)
Prepayments of long-term debt	(45,000)	(324,274)
Debt issuance costs	(2,473)	(2,025)
Scheduled repayments of capital lease obligations	(7,840)	(7,590)
Proceeds from equity offering, net of offering costs (note 12)	40,776	182,214
Proceeds from units issued out of continuous offering program, net of offering costs (note 12)	4,926	—
Advances to joint venture partners and equity accounted joint ventures (note 6)	(16,785)	(3,600)
Decrease (increase) in restricted cash	28,448	(30,845)
Cash distributions paid	(159,014)	(142,939)
Other	(254)	(350)

Net financing cash flow	209,221	29,165

INVESTING ACTIVITIES
Purchase of equity accounted investments (notes 5, 9d, 9e and 9f)	(135,923)	(170,067)
Receipts from direct financing leases	6,650	4,561
Expenditures for vessels and equipment	(194,657)	(1,125)
Other	1,530	1,369

Net investing cash flow	(322,400)	(165,262)

Increase (decrease) in cash and cash equivalents	4,554	(1,696)
Cash and cash equivalents, beginning of the period	113,577	93,627

Cash and cash equivalents, end of the period	118,131	91,931

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
					Non-
	Partners’ Equity				controlling Interest	Total
	Limited Partners		General Partner	Accumulated Other Comprehensive Loss (Note 5)
	Number of Common Units	$	$	$	$	$
Balance as at December 31, 2012	69,684	1,165,634	47,346	—	41,294	1,254,274
Net income	—	135,687	18,027	—	7,429	161,143
Other comprehensive loss	—	—	—	(1,549)	—	(1,549)
Cash distributions	—	(141,197)	(17,817)	—	(254)	(159,268)
Equity based compensation (note 13)	7	1,140	23	—	—	1,163
Proceeds from equity offering (note 12)	931	39,960	816	—	—	40,776
Proceeds from units issued out of continuous offering program, net of offering costs of $0.5 million (note 12)	124	4,819	107	—	—	4,926
General Partner’s 1% ownership interest in LNG carrier (note 9h)	—	—	—	—	1,530	1,530

Balance as at September 30, 2013	70,746	1,206,043	48,502	(1,549)	49,999	1,302,995

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2012, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 16, 2013. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

In order to more closely align the Partnership’s presentation to that of many of its peers, the cost of ship management services of $2.0 million and $5.8 million for the three and nine months ended September 30, 2013, respectively, has been presented as vessel operating expenses in the Partnership’s consolidated statements of income and comprehensive income. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $2.2 million and $6.1 million for the three and nine months ended September 30, 2012, respectively.

2.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

	Fair Value Hierarchy Level		September 30, 2013		December 31, 2012
			Carrying	Fair	Carrying	Fair
			Amount	Value	Amount	Value
			Asset	Asset	Asset	Asset
			(Liability)	(Liability)	(Liability)	(Liability)
			$	$	$	$

Recurring:
Cash and cash equivalents and restricted cash	Level 1		617,478	617,478	642,166	642,166
Derivative instruments (note 10)
Interest rate swap agreements – assets	Level 2		99,771	99,771	165,687	165,687
Interest rate swap agreements – liabilities	Level 2		(219,590)	(219,590)	(304,220)	(304,220)
Cross currency swap agreements	Level 2		(15,371)	(15,371)	(2,623)	(2,623)
Other derivative	Level 3		4,603	4,603	1,100	1,100
Other:
Advances to equity accounted joint ventures (note 6b)		(i)	84,961	(i)	—	—
Advances to joint venture partner (note 6a)		(ii)	10,200	(ii)	14,004	(ii)
Long-term debt – public (note 7)	Level 1		(266,046)	(269,393)	(125,791)	(129,439)
Long-term debt – non-public (note 7)	Level 2		(1,467,352)	(1,351,975)	(1,287,562)	(1,170,788)

(i)	The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.
(ii)	The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. The advances from the Teekay Tangguh Joint Venture to the joint venture partner together with the joint venture partner’s equity investment in the Teekay Tangguh Joint Venture form the net aggregate carrying value of the joint venture partner’s interest in the Teekay Tangguh Joint Venture in these consolidated financial statements. The fair value of the individual components of such aggregate interest is not determinable.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the nine months ended September 30, 2013 and 2012 for the Partnership’s other derivative asset (liability), the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Nine Months Ended September 30,
	2013	2012
	$	$
Fair value at beginning of period	1,100	(600)
Realized and unrealized gains included in earnings	3,480	62
Settlements	23	38

Fair value at end of period	4,603	(500)

The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of September 30, 2013 is based upon an average daily tanker rate of $21,896 (September 30, 2012 – $29,600) over the remaining duration of the charter contract and a discount rate of 8.8% (September 30, 2012 – 8.9%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			September 30	December 31,
	Credit Quality		2013	2012
Class of Financing Receivable	Indicator	Grade	$	$

Direct financing leases	Payment activity	Performing	550,711	403,386
Other receivables:
Long-term receivable included in other assets	Payment activity	Performing	6,806	1,704
Advances to equity accounted joint ventures (note 6b)	Other internal metrics	Performing	84,961	—
Advances to joint venture partner (note 6a)	Other internal metrics	Performing	10,200	14,004

			652,678	419,094

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

3.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended September 30,
	2013			2012
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Voyage revenues	72,228	28,464	100,692	69,686	29,161	98,847
Voyage expenses	—	373	373	56	804	860
Vessel operating expenses	13,677	10,978	24,655	12,725	11,477	24,202
Depreciation and amortization	17,950	6,490	24,440	17,158	7,536	24,694
General and administrative (i)	3,232	1,561	4,793	2,733	1,311	4,044
Loan loss provision	3,804	—	3,804	—	—	—

Income from vessel operations	33,565	9,062	42,627	37,014	8,033	45,047

	Nine Months Ended September 30,
	2013			2012
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Voyage revenues	208,528	85,890	294,418	208,022	86,642	294,664
Voyage expenses	407	1,581	1,988	122	1,323	1,445
Vessel operating expenses	41,353	33,432	74,785	36,278	32,488	68,766
Depreciation and amortization	53,569	20,170	73,739	51,705	22,542	74,247
General and administrative (i)	10,149	4,857	15,006	9,335	4,402	13,737
Loan loss provision	3,804	—	3,804	—	—	—

Income from vessel operations	99,246	25,850	125,096	110,582	25,887	136,469

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	September 30, 2013 $	December 31, 2012 $

Total assets of the liquefied gas segment	3,434,404	3,143,205
Total assets of the conventional tanker segment	485,425	495,556
Unallocated:
Cash and cash equivalents	118,131	113,577
Accounts receivable and prepaid expenses	27,589	19,244
Advances to affiliates	3,798	13,864

Consolidated total assets	4,069,347	3,785,446

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

4.	Vessel Charters

The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at September 30, 2013, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

	Remainder
	of 2013	2014	2015	2016	2017
Vessel Charters(i)	$	$	$	$	$
Charters-in – capital leases(ii)(iii)(iv)(v)	70,871	60,000	31,790	31,672	54,953

Charters-out – operating leases(vi)	88,395	322,168	315,536	333,696	351,362
Charters-out – direct financing leases(vii)	12,842	56,987	56,987	57,143	56,987

	101,237	379,155	372,523	390,839	408,349

(i)	The Teekay Tangguh Joint Venture is a party to operating leases whereby it is leasing the Tangguh Hiri and the Tangguh Sago liquefied natural gas (or LNG) carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 6 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012.
(ii)	As at September 30, 2013 and December 31, 2012, the Partnership had $475.5 million of cash which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Partnership also maintains restricted cash deposits relating to certain term loans and to amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $23.8 million and $53.1 million as at September 30, 2013 and December 31, 2012, respectively.
(iii)	As described in Note 6 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012, the Partnership has leasing arrangements relating to five of its LNG carriers (three through Teekay Nakilat Corporation (or the RasGas II LNG Carriers) and two through the Teekay Tangguh Joint Venture, in which the Partnership owns 70% and 69% ownership interests, respectively). Under these arrangements, the Partnership is the lessee and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, and ends in 2033 for two vessels and 2041 for three vessels. Although there is no maximum potential amount of future payments, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Partnership’s carrying amount of the tax indemnification guarantees as at September 30, 2013 was $24.2 million (December 31, 2012 – $24.9 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(iv)	Excludes estimated charter hire payments of $884.4 million for the period from 2018 to 2037.
(v)	As at September 30, 2013, the Partnership was a party to capital leases on five Suezmax tankers, all of which are classified as current obligations under capital lease in the Partnership’s consolidated balance sheets. Under these capital leases, the owner has the option to require the Partnership to purchase the five vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. For three of the five Suezmax tankers, the cancellation options are first exercisable in August 2013, November 2013 and April 2014, respectively. In July 2013, the Partnership received notification of termination from the owner for two of the five vessels; however, these vessels are still currently on charter pending the sale of the vessels to a third-party (see Note 14d). Upon sale of the vessels, the Partnership will not be required to pay the balance of the capital lease obligations, as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished. The amounts in the table assume the owner will not exercise its options to require the Partnership to purchase any of the five vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable, which is the 13th year anniversary of each respective contract.
(vi)	Minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after September 30, 2013, revenue from unexercised option periods of contracts that existed on September 30, 2013, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.
(vii)

As described in Note 6 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012, the Tangguh LNG Carriers’ time-charters are accounted for as direct financing leases. In addition, in September 2013, the Partnership acquired a 155,900-cubic meter LNG carrier from Norway-based Awilco LNG ASA (or Awilco) and chartered it back to Awilco on a five-year fixed-rate bareboat charter contract (plus a one year extension option) with a fixed-price

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

purchase obligation at the end of the charter. The Partnership agreed in September 2013 to acquire a second 155,900-cubic meter LNG carrier newbuilding from Awilco. This vessel is currently under construction by Daewoo Shipbuilding & Marine Engineering Co. Ltd. (or DSME) of South Korea and the Partnership expects to take delivery in late-2013. Upon delivery, the Partnership will charter the vessel back to Awilco on a four-year fixed-rate bareboat charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the charter. The bareboat charters with Awilco are accounted for as direct financing leases. The purchase price of each vessel is $205 million less a $50 million upfront payment of charter hire by Awilco, which is in addition to the daily bareboat charter rate.

5.	Equity Method Investments

In February 2013, the Partnership entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 19 owned LPG carriers (including eight newbuilding carriers scheduled for delivery between 2014 and 2016 and taking into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, the Partnership invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The Partnership also paid a $2.7 million acquisition fee to Teekay Corporation that was recorded as part of the investment in Exmar LPG BVBA (see Note 9f). The excess of the book value of net assets acquired over Teekay LNG’s investment in the Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and recognition of goodwill, in accordance with the preliminary purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and the Partnership. The Partnership accounts for its investment in Exmar LPG BVBA using the equity method. In July 2013, Exmar LPG BVBA exercised its options with Hanjin Heavy Industries and Construction Co., Ltd. to construct two LPG carrier newbuildings, scheduled for delivery in 2017 at a total cost of approximately $96.5 million (see Note 11c). In October 2013, Exmar LPG BVBA exercised two additional options with Hanjin Heavy Industries and Construction Co., Ltd. to construct two LPG carrier newbuildings, scheduled for delivery in 2017 and 2018.

In February 2012, a joint venture between the Partnership and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six LNG carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Partnership and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of the Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and the Partnership, the Partnership accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from short-term secured loan facilities and $266 million from equity contributions from the Partnership and Marubeni Corporation. The Partnership has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture and recorded a guarantee liability of $1.4 million. The carrying value of the guarantee liability as at September 30, 2013, was nil (December 31, 2012 – $0.6 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The Partnership has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and, consequently, its share of the $266 million equity contribution was $138.2 million. The Partnership also contributed an additional $5.8 million for its share of legal and financing costs and recorded the $7.0 million acquisition fee paid to Teekay Corporation as part of the investment (see Note 9e). The Partnership financed the equity contributions by borrowing under its existing credit facilities. The excess of the Partnership’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounted to approximately $303 million, has been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the purchase price allocation. From June to July 2013, the Teekay LNG-Marubeni Joint Venture completed the refinancing of its short-term loan facilities by entering into separate long-term debt facilities totaling approximately $963 million. These debt facilities mature between 2017 and 2030. As a result of the completed refinancing, the Partnership is no longer required to have $30 million in a restricted cash account as security for the Teekay LNG-Marubeni Joint Venture.

In July 2013, the Teekay LNG-Marubeni Joint Venture entered into an eight-year interest rate swap with a notional amount of $160.0 million, amortizing quarterly over the term of the interest rate swap to $70.4 million at maturity. The interest rate swap exchanges the receipt of LIBOR-based interest for the payment of a fixed rate of interest of 2.20% in the first two years and 2.36% in the last six years. This interest rate swap has been designated as a qualifying cash flow hedging instrument for accounting purposes. The Teekay LNG-Marubeni Joint Venture uses the same accounting policy for qualifying cash flow hedging instruments as the Partnership uses.

6.	Advances to Joint Venture Partner and Equity Accounted Joint Ventures

a) The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture and, as of September 30, 2013 and December 31, 2012, the Teekay Tangguh Joint Venture had non-interest bearing advances of $10.2 million to the Partnership’s joint venture partner, BLT LNG Tangguh Corporation, and advances of $3.8 million, which included $0.2 million of unpaid interest, to its parent company, P.T. Berlian Laju Tanker. The advances to P.T. Berlian Laju Tanker are due on demand and bear interest at a fixed-rate of 8.0%. These advances by the Teekay Tangguh Joint Venture were made between 2010 and 2012 as advances on dividends.

In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. The Teekay Tangguh Joint Venture believes the advances to the joint venture partner, BLT LNG Tangguh Corporation of $10.2 million, are collectible given that the expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture can be applied to repay the advances. In September 2013, the Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker as the Teekay Tangguh Joint Venture reduced its assessment of the likelihood that expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture could be applied to repay the advance.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

b) The Partnership has a 50% interest in Exmar LPG BVBA and a 50% interest in a joint venture with Exmar (or the Excalibur Joint Venture), which owns an LNG carrier, the Excalibur. As of September 30, 2013, the Partnership had advances of $81.9 million due from Exmar LPG BVBA, of which $68.0 million was assumed through the acquisition of Exmar LPG BVBA, and $3.1 million is due from the Excalibur Joint Venture. These advances bear interest at LIBOR plus margins ranging from 0.50% to 2.0% and have no fixed repayment terms.

7.	Long-Term Debt

	September 30,	December 31,
	2013	2012
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	300,000	80,000
U.S. Dollar-denominated Term Loan due through 2018	105,522	112,264
U.S. Dollar-denominated Term Loan due through 2019	303,164	321,851
U.S. Dollar-denominated Term Loan due through 2021	300,985	309,984
U.S. Dollar-denominated Term Loan due through 2021	105,632	108,799
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Norwegian Kroner-denominated Bond due in 2017	116,395	125,791
Norwegian Kroner-denominated Bond due in 2018	149,651	—
Euro-denominated Term Loans due through 2023	338,767	341,382

Total	1,733,398	1,413,353
Less current portion	88,096	86,489

Total	1,645,302	1,326,864

As at September 30, 2013, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $438.3 million, of which $138.3 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $10.6 million (remainder of 2013), $34.5 million (2014), $84.1 million (2015), $27.3 million (2016), $28.2 million (2017) and $253.6 million (2018). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

At September 30, 2013, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $105.5 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $50.7 million due at maturity in 2018. This loan facility is collateralized by first-priority mortgages on the five vessels to which the loan relates, together with certain other related security and is guaranteed by the Partnership.

The Partnership owns a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2013, totaled $303.2 million, of which $135.0 million bears interest at a fixed-rate of 5.39% and requires quarterly interest and principal payments over the remaining term of the loan maturing in 2018 and 2019. The remaining $168.2 million bears interest based on LIBOR plus 0.68%, which requires quarterly interest payments over the remaining term of the loan and will require bullet repayments of approximately $56.0 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the three vessels, together with certain other related security and certain guarantees from the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2013, totaled $301.0 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche reduces in quarterly payments while the other tranche correspondingly is drawn up with a final $95.0 million bullet payment for each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At September 30, 2013, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $105.6 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20.0 million bullet payment for each of two vessels due at maturity in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at September 30, 2013, totaled $13.3 million. Interest payments on this loan are based on a fixed interest rate of 4.84%. The loan is repayable on demand no earlier than February 27, 2027.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership has Norwegian Kroner (or NOK) 700 million of senior unsecured bonds that mature in May 2017 in the Norwegian bond market. As at September 30, 2013, the carrying amount of the bonds was $116.4 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. The Partnership entered into a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88% (see Note 10) and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.

On September 3, 2013, the Partnership issued NOK 900 million of senior unsecured bonds that mature in September 2018 in the Norwegian bond market. As at September 30, 2013, the carrying amount of the bonds was $149.7 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.35%. The Partnership entered into a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.43% (see Note 10) and the transfer of principal fixed at $150.0 million upon maturity in exchange for NOK 900 million.

The Partnership has two Euro-denominated term loans outstanding, which as at September 30, 2013, totaled 250.5 million Euros ($338.8 million). Interest payments are based on EURIBOR plus margins, which ranged from 0.60% to 2.25% as of September 30, 2013, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at September 30, 2013 and December 31, 2012 was 2.35% and 2.29%, respectively. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At September 30, 2013, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.75%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross currency swap, the Partnership incurred foreign exchange losses of $16.1 million and $6.2 million, and $10.6 million and $2.0 million, of which these amounts were primarily unrealized, for the three months ended September 30, 2013 and 2012 and the nine months ended September 30, 2013 and 2012, respectively.

The aggregate annual long-term debt principal repayments required subsequent to September 30, 2013 are $24.5 million (remainder of 2013), $88.5 million (2014), $145.3 million (2015), $92.2 million (2016), $223.5 million (2017) and $1,159.4 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum level of leverage, and (d) one of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at September 30, 2013, the Partnership, and Teekay Corporation and their affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Current	(629)	(455)	(1,810)	(1,074)
Deferred	(162)	(224)	(624)	524

Income tax expense	(791)	(679)	(2,434)	(550)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$
Revenues(i)	9,463	9,696	25,968	28,879
Vessel operating expenses(ii)	2,834	2,508	7,772	7,440
General and administrative(ii)(iii)	2,819	2,460	8,823	8,527

(i)	Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).
(ii)	Includes ship management and crew training services provided by Teekay Corporation. The cost of ship management services provided by Teekay Corporation of $1.8 million and $5.4 million for the three and nine months ended September 30, 2013, respectively, has been presented as vessel operating expenses (see Note 1). The amounts reclassified from general and administrative to vessel operating expenses in the comparative period to conform to the presentation adopted in the current period were $2.1 million and $5.8 million for the three and nine months ended September 30, 2012, respectively.
(iii)	Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

b) As at September 30, 2013 and December 31, 2012, non-interest bearing advances to affiliates totaled $3.8 million and $13.9 million, respectively, and non-interest bearing advances from affiliates totaled $16.9 million and $12.1 million, respectively. These advances are unsecured and have no fixed repayment terms.

c) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled at the end of each year (see Notes 2 and 10).

d) In January 2012, the last of four LNG carriers (or the Angola LNG Carriers) delivered and commenced its 20-year, fixed-rate charter to Angola LNG Supply Services LLC to collect and transport gas from offshore production facilities to an onshore LNG processing plant in northwest Angola (or the Angola LNG Project). Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in this vessel and related charter contract for a total equity purchase price of $19.1 million (net of assumed debt of $64.8 million). The excess of the purchase price over the book value of the assets (including the fair market value of the interest rate swap associated with debt secured by the vessel) underlying the 33% ownership interest in the fourth vessel of $15.9 million was accounted for as an equity distribution to Teekay Corporation. The Partnership’s investments in the Angola LNG Carriers are accounted for using the equity method.

e) In February 2012, the Partnership incurred a $7.0 million charge relating to a fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 52% interest in six LNG carriers (see Note 5). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

f) In March 2013, the Partnership incurred a $2.7 million charge relating to a fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 50% interest in the Exmar LPG BVBA joint venture (see Note 5). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

g) The Partnership entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to the four LNG newbuildings the Partnership owns. These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. As at September 30, 2013 and December 31, 2012, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries totaled $0.1 million and nil, respectively.

h) As part of the September 2013 transaction described in Note 4(vii), the General Partner acquired a 1% ownership interest in the Partnership’s LNG carrier acquired from Awilco for $1.5 million.

10.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated derivative instruments described within this note as hedges for accounting purposes.

Foreign Exchange Risk

In May 2012 and September 2013, concurrently with the issuance of NOK 700 million and NOK 900 million, respectively, of senior unsecured bonds (see Note 7), the Partnership entered into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2017 and 2018, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at September 30, 2013.

Principal Amount NOK	Principal Amount $	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Carrying Amount of (Liability) $	Weighted- Average Remaining Term (Years)
		Reference Rate	Margin
700,000	125,000	NIBOR	5.25%	6.88%	(11,577)	3.6
900,000	150,000	NIBOR	4.35%	6.43%	(3,794)	4.9

					(15,371)

Interest Rate Risk

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt and floating-rate restricted cash deposits. As at September 30, 2013, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	406,286	(75,877)	23.3	4.9
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	198,346	(44,587)	5.5	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(14,357)	4.9	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(15,979)	3.3	5.3
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	193,750	(37,111)	15.3	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	468,983	99,771	23.3	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (iv)	EURIBOR	338,767	(31,679)	7.3	3.1

			(119,819)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at September 30, 2013, ranged from 0.30% to 2.75%.
(ii)	Principal amount reduces quarterly.
(iii)	Principal amount reduces semi-annually.
(iv)	Principal amount reduces monthly to 70.1 million Euros ($94.8 million) by the maturity dates of the swap agreements.

As at September 30, 2013, the Partnership had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at September 30, 2013, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $99.8 million and an aggregate fair value liability amount of $177.5 million.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivatives

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate,

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at September 30, 2013 was $4.6 million (December 31, 2012 – an asset of $1.1 million). (See Note 2a).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts receivable/ Advances from affiliates	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities	Derivative liabilities
As at September 30, 2013
Interest rate swap agreements	4,583	16,999	78,189	(8,555)	(71,017)	(140,018)
Cross currency swap agreements	—	—	—	(121)	(1,007)	(14,243)
Toledo Spirit time-charter derivative	903	1,450	2,250	—	—	—

	5,486	18,449	80,439	(8,676)	(72,024)	(154,261)

As at December 31, 2012
Interest rate swap agreements	4,513	16,927	144,247	(10,887)	(48,046)	(245,287)
Cross currency swap agreement	54	285	—	—	—	(2,962)
Toledo Spirit time-charter derivative	—	—	1,100	—	—	—

	4,567	17,212	145,347	(10,887)	(48,046)	(248,249)

Realized and unrealized gains (losses) relating to interest rate swap agreements and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income and comprehensive income. The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of income and comprehensive income is as follows:

	Three Months Ended September 30,
	2013			2012
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(9,532)	(2,314)	(11,846)	(9,450)	(295)	(9,745)
Toledo Spirit time-charter derivative	903	(200)	703	—	(200)	(200)

	(8,629)	(2,514)	(11,143)	(9,450)	(495)	(9,945)

	Nine Months Ended September 30,
	2013			2012
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(28,554)	16,312	(12,242)	(27,813)	(16,242)	(44,055)
Toledo Spirit time-charter derivative	880	2,600	3,480	(38)	100	62

	(27,674)	18,912	(8,762)	(27,851)	(16,142)	(43,993)

Unrealized and realized (losses) gains relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange loss in the Partnership’s consolidated statements of income and comprehensive income. For the three and nine months ended September 30, 2013, unrealized losses of ($3.7) million and ($12.6) million, respectively, and realized losses of ($0.1) million and ($0.1) million, respectively, were recognized in earnings. For the three and nine months ended September 30, 2012, unrealized gains (losses) of $3.1 million and ($7.2) million, respectively, and realized gains of $0.1 million and $0.2 million, respectively, were recognized in earnings.

11.	Commitments and Contingencies

a) In December 2012 and July 2013, the Partnership signed contracts with DSME for the construction of four 173,400-cubic meter LNG carriers at a total cost of approximately $842 million. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. The two vessels ordered in December 2012 are scheduled for delivery in 2016 and upon

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

delivery of the vessels; the vessels will be chartered to Cheniere Marketing L.L.C. at fixed rates for a period of five years. The Partnership intends to secure charter contracts for the remaining two vessels prior to their delivery in 2017. As at September 30, 2013, costs incurred under these newbuilding contracts totaled $77.9 million and the estimated remaining costs to be incurred are $1.5 million (remainder of 2013), $68.8 million (2014), $109.0 million (2015), $295.0 million (2016) and $289.8 million (2017).

b) As described in Note 4, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HMRC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision by the First Tribunal, regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer as well as a 2013 decision from the Upper Tribunal which upheld the 2012 verdict. HMRC has been granted leave to further appeal the 2013 decision to the Court of Appeal. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to be approximately $34 million, exclusive of potential financing costs and interest rate swap termination costs.

The lessor for the three RasGas II LNG Carriers has communicated to the joint venture that the credit rating of the bank (or LC Bank) that is providing the letter of credit to Teekay Nakilat Joint Venture’s lease has been downgraded. As a result, the lessor has indicated a potential increase in the lease payments over the remaining term of the RasGas II Leases of approximately $17.5 million on a net present value basis. As a result of this potential increase in lease payments, the Teekay Nakilat Joint Venture may need to post additional collateral of $3 million to the existing cash defeasance deposit connected to the lease structure for the three leased vessels. The Teekay Nakilat Joint Venture has engaged external legal counsel to assess these claims. The Partnership’s 70% share of the present value of the potential lease payment increase claim is approximately $12.3 million. The Teekay Nakilat Joint Venture is looking at alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating in the event the lessor increases the lease payments.

c) As at September 30, 2013, Exmar LPG BVBA, in which the Partnership has a 50% ownership interest was committed to the construction of 10 LPG newbuilding carriers for a total cost of approximately $500 million. The 10 newbuildings are scheduled for delivery between 2014 and 2017. As at September 30, 2013, costs incurred by Exmar LPG BVBA under these newbuilding contracts totaled $52.5 million and the estimated remaining costs to be incurred by Exmar LPG BVBA are $18.3 million (remainder of 2013), $138.8 million (2014), $84.5 million (2015), $125.5 million (2016) and $80.4 million (2017).

d) As described in Note 4(vii), the Partnership agreed to acquire a second 155,900-cubic meter LNG carrier newbuilding from Awilco. The purchase price of the vessel is $205 million less a $50 million upfront payment of charter hire by Awilco, which is in addition to the daily bareboat charter rate.

12.	Total Capital and Net Income Per Unit

In July 2013, the Partnership issued 931,098 common units in a private placement to an institutional investor for net proceeds, including the General Partner’s 2% proportionate capital contribution, of $40.8 million. The Partnership used the proceeds from the private placement to fund the first installment payments on the two newbuilding LNG carriers ordered in July 2013 and for general partnership purposes.

In May 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through September 30, 2013, the Partnership sold an aggregate of 124,071 common units under the COP, generating proceeds of approximately $4.9 million (including the General Partner’s 2% proportionate capital contribution of $0.1 million and net of approximately $0.1 million of commissions and $0.4 million of other offering costs). The Partnership used the net proceeds from the issuance of these common units for general partnership purposes.

At September 30, 2013, approximately 64.4% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

Net Income Per Unit

Net income per common unit is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation losses.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

During the three and nine months ended September 30, 2013 and 2012, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Unit-Based Compensation

In March 2013, 7,362 common units, with an aggregate value of $0.3 million, were granted to the non-management directors of our general partner as part of their annual compensation for 2013.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership‘s unit-based compensation awards are reflected in general and administrative in the Partnership’s consolidated statements of income and comprehensive income.

During March 2013, the Partnership granted 36,878 restricted units with a grant date fair value of $1.5 million to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one unit of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units. During the three and nine months ended September 30, 2013, the Partnership recorded an expense of $0.2 million and $0.9 million, respectively, (2012 – nil) related to the restricted units.

14.	Subsequent Events

a) On October 7, 2013, the Partnership completed a public offering of 3.5 million common units (including 0.5 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $42.62 per unit, for gross proceeds of approximately $150.0 million (including the General Partner’s 2% proportionate capital contribution). The Partnership used the net proceeds from the offering of approximately $144.7 million to prepay a portion of its outstanding debt under two of its revolving credit facilities and to fund the acquisition of the second LNG carrier newbuilding from Awilco.

b) On October 29, 2013, Exmar LPG BVBA exercised its options with Hanjin Heavy Industries and Construction Co., Ltd. to construct two LPG carrier newbuildings, scheduled for delivery in 2017 and 2018.

c) On November 8, 2013, Compania Espanole de Petroles, S.A. (or CEPSA), the charterer (who is also the owner) of the Partnership’s vessel under capital lease, the Tenerife Spirit, agreed to sell the vessel to a third-party. The vessel is expected to redeliver to the new owner in December 2013. As a result of this sale, the Partnership will return the vessel to CEPSA and the full amount of the associated capital lease obligation will be concurrently extinguished. In addition, the Partnership is expected to incur seafarer severance payments of approximately $2 million upon the sale of the vessel.

d) On November 19, 2013, the Partnership exercised one additional option with DSME to construct another 173,400-cubic meter LNG carrier newbuilding scheduled for delivery in 2017. In addition, the Partnership renegotiated with DSME the delivery dates for two of its LNG carrier newbuildings to 2017 from 2016 and agreed to cancel two of the LNG carrier newbuilding options granted in July 2013. This reduces the number of LNG carrier newbuilding options available to the Partnership from five to three.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of September 30, 2013, we have a fleet of 33 LNG carriers (including one regasification unit and five newbuilding carriers), 31 LPG/Multigas carriers (including 10 newbuilding carriers and five chartered-in carriers) and 11 conventional tankers which generally operate under long-term, fixed-rate charters. Our interests in these vessels, excluding the five chartered-in LPG carriers, range from 33% to 100%.

SIGNIFICANT DEVELOPMENTS IN 2013

Sale of Vessel

On November 8, 2013, Compania Espanole de Petroles, S.A. (or CEPSA), the charterer (who is also the owner) of our vessel under capital lease, the Tenerife Spirit, agreed to sell the vessel to a third-party. The vessel is expected to redeliver to the new owner in December 2013. As a result of this sale, we will return the vessel to CEPSA and the full amount of the associated capital lease obligation will be concurrently extinguished. In addition, we expect to incur seafarer severance payments of approximately $2 million upon the sale of the vessel.

Equity Offering

On October 7, 2013, we completed a public offering of 3.5 million common units (including 0.5 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $42.62 per unit, for gross proceeds of approximately $150.0 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the offering of approximately $144.7 million to prepay a portion of our outstanding debt under two of our revolving credit facilities and to fund the acquisition of the second LNG carrier newbuilding from Awilco.

Norwegian Bond Offering

On September 3, 2013, we issued in the Norwegian bond market Norwegian Kroner (or NOK) 900 million in senior unsecured bonds that mature in September 2018 and bear interest at NIBOR plus a margin of 4.35%. The aggregate principal amount of the bonds is equivalent to approximately U.S. $150 million and we entered into a cross currency swap agreement to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.43%. We are using the proceeds of the bonds for general partnership purposes. The bonds are listed on the Oslo Stock Exchange.

Private Placement

On July 30, 2013, we issued 0.9 million common units in a private placement to an institutional investor for net proceeds, including our general partner’s 2% proportionate capital contribution, of $40.8 million. We used the proceeds from the private placement to fund the first installment payments on two newbuilding LNG carriers ordered in July 2013 and for general partnership purposes.

Joint Venture Refinancing

During June 2013, our joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) sold an aggregate amount of $195 million of 4.11% senior secured notes through the U.S. private placement market to refinance the debt secured by the Meridian Spirit LNG carrier. These notes will mature in 2030. The remaining five LNG carriers were refinanced through two separate term loan facilities in June and July 2013 totaling $768 million. These debt facilities, which bear interest at LIBOR plus margins ranging from 2.60% to 3.15%, mature between 2017 and 2021. Combined with the Meridian Spirit U.S. private placement notes, these three facilities total $963 million and replace the previous $1.06 billion bridge facility that matured in August 2013.

LNG Newbuildings

On August 5, 2013, we agreed to acquire a 155,900-cubic meter (or cbm) LNG carrier newbuilding from Norway-based Awilco LNG ASA (or Awilco) that was constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd., (or DSME) in South Korea. Upon the vessel’s delivery on September 16, 2013, Awilco sold the vessel to us and we chartered the vessel back to Awilco on a five-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the charter. We financed the acquisition from our existing liquidity and have since secured a long-term debt facility. On September 24, 2013, we agreed to acquire upon delivery a second 155,900 cbm LNG carrier newbuilding from Awilco, currently under construction by DSME, and expect it to deliver in late-2013. Upon delivery, we will charter the vessel back to Awilco on a four-year fixed rate bareboat charter contract (plus a one year extension option) with a fixed-price purchase obligation at the end of the charter. We intend to finance the second transaction with a portion of our existing liquidity, generated from our October 2013 equity offering, and we expect to secure long-term debt financing. The purchase price of each vessel is $205 million less a $50 million upfront payment of charter hire by Awilco, which is in addition to the daily bareboat charter rate.

On July 18 and November 19, 2013, we exercised options with DSME to construct a total of three LNG carrier newbuildings for a total cost of approximately $637 million. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. We intend to secure charter contracts for these vessels prior to their delivery in 2017. In connection with the exercise of the two options on July 18, 2013, we obtained options to order up to three additional LNG carrier newbuildings.

On June 6, 2013, we were awarded five-year time-charter contracts with Cheniere Marketing L.L.C. (or Cheniere) for the two 173,400 cbm LNG carrier newbuildings that we ordered in December 2012. The newbuilding LNG carriers, also equipped with MEGI twin engines, are currently under construction by DSME and are scheduled to deliver in the first half of 2016. Upon delivery, the vessels will commence their five-year charters with Cheniere, which will export LNG from its Sabine Pass LNG export facility in Louisiana, USA.

Continuous Offering Program

On May 22, 2013, we implemented a continuous offering program (or COP) under which we may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through September 30, 2013, we sold an aggregate of 0.1 million common units under the COP, generating proceeds of approximately $4.9 million (including our general partner’s 2% proportionate capital contribution of $0.1 million and net of approximately $0.1 million of commissions and $0.4 million of other offering costs). We used the net proceeds from the issuance of these common units for general partnership purposes.

Exmar LPG Joint Venture

On February 12, 2013, we entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 19 owned LPG carriers (including eight newbuildings scheduled for delivery between 2014 and 2016 and taking into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers. In July 2013 and October 2013, Exmar LPG BVBA exercised its options to construct four additional LPG carrier newbuildings, scheduled for delivery in 2017 and 2018. For our 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, we invested approximately $133 million in exchange for equity and a shareholder loan and assumed approximately $108 million of our pro rata share of the existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. Exmar continues to commercially and technically manage and operate the vessels. Since control of Exmar LPG BVBA is shared jointly between Exmar and us, we account for Exmar LPG BVBA using the equity method.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 16, 2013.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment

As at September 30, 2013, our liquefied gas segment fleet included 33 LNG carriers and 31 LPG/Multigas carriers, in which our interests ranged from 33% to 100%. However, the table below only includes 12 LNG carriers and five LPG carriers. The table excludes five newbuilding LNG carriers and the following vessels accounted for under the equity method: (i) six LNG carriers relating to our joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) and (iv) two LNG carriers (or the Exmar LNG Carriers) and 26 LPG carriers (or the Exmar LPG Carriers) relating to our joint ventures with Exmar.

The following table compares our liquefied gas segment’s operating results for the three and nine months ended September 30, 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues and net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

	Three Months Ended September 30,
(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	2013	2012	% Change

Voyage revenues	72,228	69,686	3.6
Voyage expenses	—	56	(100.0)

Net voyage revenues	72,228	69,630	3.7
Vessel operating expenses	13,677	12,725	7.5
Depreciation and amortization	17,950	17,158	4.6
General and administrative (1)	3,232	2,733	18.3
Loan loss provision	3,804	—	100.0

Income from vessel operations	33,565	37,014	(9.3)

Operating Data:
Revenue Days (A)	1,487	1,470	1.2
Calendar-Ship-Days (B)	1,487	1,472	1.0
Utilization (A)/(B)	100.0%	99.9%

	Nine Months Ended September 30,
(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	2013	2012	% Change

Voyage revenues	208,528	208,022	0.2
Voyage expenses	407	122	233.6

Net voyage revenues	208,121	207,900	0.1
Vessel operating expenses	41,353	36,278	14.0
Depreciation and amortization	53,569	51,705	3.6
General and administrative (1)	10,149	9,335	8.7
Loan loss provision	3,804	—	100.0

Income from vessel operations	99,246	110,582	(10.3)

Operating Data:
Revenue Days (A)	4,321	4,361	(0.9)
Calendar-Ship-Days (B)	4,383	4,384	(0.0)
Utilization (A)/(B)	98.6%	99.5%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

During the nine months ended September 30, 2013, two of our vessels were off-hire for a total of 62 days for scheduled dry dockings, compared to two vessels being off-hire for 23 days in the same period last year. As a result, our utilization decreased to 98.6% for the nine months ended September 30, 2013, compared to 99.5% for the same period in 2012.

Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2013 from the same periods last year, primarily as a result of:

•	an increase of $2.0 million for the three and nine months ended September 30, 2013 due to operating expense and dry-docking recovery adjustments under charter provisions for the Tangguh Hiri and Tangguh Sago relating to this year;

•	increases of $1.7 million and $2.3 million for the three and nine months ended September 30, 2013, respectively, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same periods last year;

•	an increase of $1.4 million for the nine months ended September 30, 2013 due to the Hispania Spirit being off-hire for 21 days in the second quarter of 2012 for a scheduled dry docking; and

•	an increase of $0.9 million for the nine months ended September 30, 2013 due to a reduction in revenue to compensate the charterer of the Galicia Spirit for delaying the scheduled dry docking in the second quarter of 2012;

partially offset by:

•	a decrease of $2.1 million for the nine months ended September 30, 2013 due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking;

•	a decrease of $2.0 million for the nine months ended September 30, 2013 due to the Catalunya Spirit being off-hire for 21 days in the second quarter of 2013 for a scheduled dry docking;

•	a decrease of $1.1 million for the three and nine months ended September 30, 2013 relating to an off-hire adjustment incurred for the Arctic Spirit associated with its dry docking in 2013;

•	a decrease of $0.8 million for the nine months ended September 30, 2013 due to one less calendar day during 2013 compared to 2012; and

•	a decrease of $0.7 million for the nine months ended September 30, 2013 due to manning related adjustments under charter provisions for the Arctic Spirit and Polar Spirit.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2013 from the same periods last year, primarily as a result of:

•	an increase of $2.4 million for the nine months ended September 30, 2013 due to main engine overhauls and spares and consumables purchased for the Tangguh Hiri and Tangguh Sago for the dry docking of these vessels in 2013;

•	increases of $1.2 million and $2.2 million for the three and nine months ended September 30, 2013, respectively, as a result of higher manning costs due to wage increases in certain of our LNG carriers; and

•	an increase of $0.6 million for the nine months ended September 30, 2013 due to higher maintenance and repair costs for certain of our LNG carriers in 2013.

Depreciation and Amortization. Depreciation and amortization increased for the three and nine months ended September 30, 2013 from the same periods last year, primarily as a result of the amortization of dry-dock expenditures incurred in 2012 and during 2013.

Loan Loss Provision. In early-2012, Teekay BLT Corporation (or Teekay Tangguh Joint Venture) advanced amounts to P.T. Berlian Laju Tanker, the parent company of the non-controlling shareholder of Teekay Tangguh Joint Venture, as an advance of dividends. In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. In September 2013, the Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker, as the Teekay Tangguh Joint Venture reduced its assessment of the likelihood that expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture could be applied to repay the advance.

Conventional Tanker Segment

Our fleet includes 10 Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, six of which we own and five of which we lease under capital leases. All of our conventional tankers operate under fixed-rate charters. The Bermuda Spirit’s and Hamilton Spirit’s time-charter contracts were amended in the fourth quarter of 2012 to reduce the daily hire rate on each by $12,000 per day for a duration of 24 months, commencing October 1, 2012. However, during this renegotiated period, if Suezmax tanker spot rates exceed the renegotiated charter rate, the charterer will pay us the excess amount up to a maximum of the original charter rate. The impact of the change in hire rates is not fully reflected in the table below as the change in the lease payments are being recognized on a straight-line basis over the term of the lease.

In addition, the time-charter contracts for three of the five Suezmax tankers we lease under capital leases, on charter to CEPSA have cancellation options first exercisable in August 2013, November 2013 and April 2014, respectively. In July 2013, we received notification of termination from the owner, who is also CEPSA, for two of the five vessels. Both vessels are still currently on charter; however, CEPSA has reached an agreement on November 8, 2013 to sell the Tenerife Spirit, which is expected to occur in December 2013, while the other vessel is currently being marketed to be sold. Upon sale of the vessels, we will not be required to pay the balance of the capital lease obligations as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished. We do not expect to record a gain or loss on this transaction. When the vessels are sold to a third party, we expect to be subject to seafarer severance related costs.

The following table compares our conventional tanker segment’s operating results for the three and nine months ended September 30, 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues and net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30,
	2013	2012	% Change

Voyage revenues	28,464	29,161	(2.4)
Voyage expenses	373	804	(53.6)

Net voyage revenues	28,091	28,357	(0.9)
Vessel operating expenses	10,978	11,477	(4.3)
Depreciation and amortization	6,490	7,536	(13.9)
General and administrative (1)	1,561	1,311	19.1

Income from vessel operations	9,062	8,033	12.8

Operating Data:
Revenue Days (A)	1,011	1,012	(0.1)
Calendar-Ship-Days (B)	1,012	1,012	—
Utilization (A)/(B)	99.9%	100.0%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2013	2012

Voyage revenues	85,890	86,642	(0.9)
Voyage expenses	1,581	1,323	19.5

Net voyage revenues	84,309	85,319	(1.2)
Vessel operating expenses	33,432	32,488	2.9
Depreciation and amortization	20,170	22,542	(10.5)
General and administrative (1)	4,857	4,402	10.3

Income from vessel operations	25,850	25,887	(0.1)

Operating Data:
Revenue Days (A)	2,977	3,014	(1.2)
Calendar-Ship-Days (B)	3,003	3,014	(0.4)
Utilization (A)/(B)	99.1%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

During the nine months ended September 30, 2013, one of our vessels was off-hire for a total of 25 days for a scheduled dry docking, compared to having no vessels off-hire during the same period in 2012. As a result, our utilization decreased to 99.1% for the nine months ended September 30, 2013 compared to 100.0% for the same period in 2012.

Net Voyage Revenues. Net voyage revenues decreased for the three and nine months ended September 30, 2013 from the same periods last year, primarily as a result of:

•	decreases of $0.5 million and $1.5 million for the three and nine months ended September 30, 2013, respectively, relating to the reduced charter rates on the Bermuda Spirit and Hamilton Spirit commencing in the fourth quarter of 2012;

•	a decrease of $0.9 million for the three and nine months ended September 30, 2013 due to expected lower revenues earned by the Toledo Spirit relating to the agreement between us and CEPSA for the Toledo Spirit time-charter contract (however, we had a corresponding increase in our realized gain on a related derivative with Teekay Corporation; therefore this decrease and future decreases or increases related to this agreement did not and will not affect our cash flow or net income); and

•	a decrease of $0.9 million for the nine months ended September 30, 2013 due to the European Spirit being off-hire for 25 days in the second quarter of 2013;

partially offset by:

•	increases of $0.8 million and $2.0 million for the three and nine months ended September 30, 2013 due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers subject to capital leases (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income); and

•	increases of $0.2 million and $0.5 million for the three and nine months ended September 30, 2013, respectively, due to the acceleration of in-process revenue contracts on the Teide Spirit and Toledo Spirit, commencing in the fourth quarter of 2012.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended September 30, 2013 compared to the same period last year, primarily as a result of $0.5 million in lower maintenance and repair costs for certain of our vessels in 2013. Vessel operating expenses increased for the nine months ended September 30, 2013 from the same period last year, primarily as a result of $0.5 million in higher manning costs due to wage increases for certain of our conventional vessels.

Depreciation and Amortization. Depreciation and amortization decreased for the three and nine months ended September 30, 2013, from the same periods last year, primarily as a result of:

•	decreases of $1.9 million and $5.4 million for the three and nine months ended September 30, 2013, respectively, due to the effect of vessel write-downs in the fourth quarter of 2012 relating to the Algeciras Spirit, Huelva Spirit and Tenerife Spirit;

partially offset by:

•	increases of $0.9 million and $3.0 million for the three and nine months ended September 30, 2013, respectively, due to the accelerated amortization of the intangible assets relating to the charter contracts of three Suezmax tankers, as we expect the life of these intangible assets to be shorter than originally assumed in prior periods.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $4.8 million and $15.0 million for the three and nine months ended September 30, 2013, respectively, from $4.0 million and $13.7 million, respectively, for the same periods last year, primarily as a result of a greater amount of corporate services provided to us by Teekay Corporation to support our growth.

Equity Income. Equity income increased to $28.8 million and $94.7 million for the three and nine months ended September 30, 2013, respectively, from $21.1 million and $49.2 million, respectively, for the same periods last year, primarily as a result of:

•	increases of $1.8 million and $20.5 million for the three and nine months ended September 30, 2013, respectively, in our 33% investment in the four Angola LNG Carriers, primarily due to the change in unrealized gains (losses) on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to the same periods last year;

•	increases of $3.1 million and $13.9 million for the three and nine months ended September 30, 2013, respectively, due to the acquisition of a 52% ownership interest in the six LNG carriers from A.P. Moller Maersk A/S (the MALT LNG Carriers) in February 2012 and charter contracts entered into in 2012 with higher charter rates for certain of the MALT LNG Carriers;

•	increases of $7.0 million and $12.7 million for the three and nine months ended September 30, 2013, respectively, due to the acquisition of a 50% ownership interest in Exmar LPG BVBA in February 2013;

•	increases of $0.8 million and $4.0 million for the three and nine months ended September 30, 2013, respectively, in our 40% investment in Teekay Nakilat (III) Corporation, primarily due to the change in unrealized gains (losses) on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to the same periods last year; and

•	increases of $0.4 million and $0.5 million for the three and nine months ended September 30, 2013, respectively, due to higher net income from our 50% investment in the Excalibur and Excelsior Joint Ventures primarily resulting from the off-hire of Excalibur for a scheduled dry docking during the third quarter of 2012;

partially offset by:

•	decreases of $5.3 million and $6.1 million for the three and nine months ended September 30, 2013, respectively, primarily due to the dry docking of the Methane Spirit during March 2013 resulting in 28 off-hire days and higher interest margins upon completion of debt refinancing within the Teekay LNG-Marubeni Joint Venture in June and July 2013.

Interest Expense. Interest expense decreased to $13.5 million and $39.9 million for the three and nine months ended September 30, 2013, respectively, from $14.4 million and $40.9 million, respectively, for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:

•	decreases of $1.7 million and $4.5 million for the three and nine months ended September 30, 2013, respectively, due to decreased LIBOR and lower principal U.S. Dollar debt balances due to debt repayments during 2012 and the first, second and third quarters of 2013; and

•	a decrease of $1.0 million for the nine months ended September 30, 2013 due to lower EURIBOR relating to Euro-denominated debt;

partially offset by:

•	increases of $0.5 million and $3.4 million for the three and nine months ended September 30, 2013, respectively, as a result of the NOK bond issuances in May 2012 and September 2013; and

•	increases of $0.4 million and $1.1 million for the three and nine months ended September 30, 2013, respectively, due to an interest rate adjustment on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues).

Interest Income. Interest income decreased to $0.7 million and $2.0 million for the three and nine months ended September 30, 2013, respectively, from $0.9 million and $2.7 million, respectively, for the same periods last year. These changes were primarily due to lower LIBOR relating to our restricted cash deposits.

Realized and Unrealized Losses on Derivative Instruments. Net realized and unrealized losses on derivative instruments increased to $11.1 million for the three months ended September 30, 2013 from $9.9 million in the same period last year and decreased to $8.8 million for the nine months ended September 30, 2013 from $44.0 million in the same period last year, as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended September 30,
	2013			2012
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(9,532)	(2,314)	(11,846)	(9,450)	(295)	(9,745)
Toledo Spirit time-charter derivative	903	(200)	703	—	(200)	(200)

	(8,629)	(2,514)	(11,143)	(9,450)	(495)	(9,945)

	Nine Months Ended September 30,
	2013			2012
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(28,554)	16,312	(12,242)	(27,813)	(16,242)	(44,055)
Toledo Spirit time-charter derivative	880	2,600	3,480	(38)	100	62

	(27,674)	18,912	(8,762)	(27,851)	(16,142)	(43,993)

As at September 30, 2013 and 2012, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $858.4 million and $887.4 million, respectively, with average fixed rates of 4.6% for both periods. The increases in realized losses from 2012 to 2013 relating to our interest rate swaps were primarily due to lower short-term variable interest rates in 2013 compared to 2012.

Long-term LIBOR benchmark interest rates for the periods beyond five years increased during the three and nine months ended September 30, 2013 and decreased during the three and nine months ended September 30, 2012, which resulted in us recognizing unrealized losses of $8.9 million and $66.0 million for the three and nine months ended September 30, 2013, respectively, and unrealized gains of $5.3 million and $12.3 million for the three and nine months ended September 30, 2012, respectively, from our interest rate swaps associated with our restricted cash deposits.

During the three and nine months ended September 30, 2013, we recognized unrealized gains on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. The unrealized gains resulted from the transfer of $12.5 million and $37.3 million, respectively, of previously recognized unrealized losses to realized losses related to actual cash settlements and for the nine months ended September 30, 2013 an additional $35.4 million of unrealized gains relating to increases in long-term LIBOR benchmark interest rates relative to the beginning of 2013. For the three months ended September 30, 2013, the unrealized gain is partially offset by $5.6 million of unrealized losses relating to decreases in long-term LIBOR rates for the period of one to five years, relative to the second quarter of 2013.

During the three and nine months ended September 30, 2012, we recognized unrealized losses on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. The unrealized losses of $13.7 million and $51.6 million, respectively, resulted from the decrease in long-term LIBOR benchmark rates interest rates relative to the beginning of 2012 and were partially offset by unrealized gains resulting from the transfer of $12.3 million and $36.7 million, respectively, of previously recognized unrealized losses to realized losses related to actual cash settlements.

Long-term EURIBOR benchmark interest rates increased during the nine months ended September 30, 2013 and decreased during the three months ended September 30, 2013 and the three and nine months ended September 30, 2012, which resulted in us recognizing unrealized gains of $9.6 million for the nine months ended September 30, 2013 and unrealized losses of $0.3 million, $4.2 million and $13.6 million for the three months ended September 30, 2013 and the three and nine months ended September 30, 2012, respectively, on our interest rate swaps associated with our Euro-denominated long-term debt.

The projected average tanker rates in the tanker market decreased for the nine months ended September 30, 2013 compared to the beginning of the year, which resulted in $2.6 million of unrealized gains on our Toledo Spirit time-charter derivative. The projected average tanker rates in the tanker market increased for the three months ended September 30, 2013 compared to the second quarter of 2013, which resulted in $0.2 million of unrealized losses on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

During the three and nine months ended September 30, 2013, we recognized a realized gain of $0.9 million on our derivative with Teekay Corporation relating to the Toledo Spirit time-charter contract (however, we had a corresponding decrease in our expected revenues earned on the Toledo Spirit relating to the agreement between us and CEPSA; therefore, this gain and future gains or losses related to this agreement did not and will not affect our cash flow or net income).

Please see “Item 5 – Operating and Financial Review and Prospects: Valuation of Derivative Instruments” in our Annual Report on Form 20-F for the year ended December 31, 2012, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized losses on derivative instruments.

Foreign Currency Exchange Losses. Foreign currency exchange losses were ($16.1) million and ($10.6) million for the three and nine months ended September 30, 2013, respectively, compared to ($6.2) million and to ($2.0) million, respectively, for the same periods last year. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three and nine months ended September 30, 2013, foreign currency exchange (losses) gains include realized losses of ($0.1) million for both periods, and unrealized losses of ($3.7) million and ($12.6) million, respectively, on our cross currency swap, and unrealized (losses) gains of ($0.7) million and $9.7 million, respectively, on the revaluation of our NOK-denominated debt. For the three and nine months ended September 30, 2012, foreign currency exchange (losses) gains include realized gains of a $0.1 million and $0.2 million, respectively, and unrealized gains (losses) of $3.1 million and ($7.2) million, respectively, on our cross currency swaps and unrealized (losses) gains of ($4.8) million and $2.7 million, respectively, on the revaluation of our NOK-denominated debt. For the three and nine months ended September 30, 2013, foreign currency exchange (losses) gains include the revaluation of our Euro-denominated restricted cash and debt of ($11.3) million and ($7.7) million, respectively, as compared to ($4.6) million and $2.8 million, respectively, for the same periods last year.

Other Income. Other income remained consistent for the three and nine months ended September 30, 2013 compared to the same periods last year.

Income Tax Expense. Income tax expense increased to $0.8 million and $2.4 million for the three and nine months ended September 30, 2013, respectively, from an income tax expense of $0.7 million and $0.5 million, respectively, for the same periods last year, primarily due to higher expected taxable income in taxable jurisdictions and a reversal of an uncertain tax position in the first quarter of 2012.

Liquidity and Cash Needs

Our business model is to employ our vessels on long-term, fixed-rate contracts with major oil companies. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, are generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the cost to purchase, convert or construct vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet. In contrast, maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 7 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including through mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact on our short-term liquidity requirements. As at September 30, 2013, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

We have two facilities that require us to maintain vessel value to outstanding loan principal balance ratios of 110% and 115%, respectively. As at September 30, 2013, we had vessel value to outstanding loan principal balance ratios of 138% and 145%, respectively. The vessel values are determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices that could be obtained if we sold any of the vessels.

As at September 30, 2013, our cash and cash equivalents were $118.1 million, compared to $113.6 million at December 31, 2012. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $256.4 million as at September 30, 2013, compared to $495.0 million as at December 31, 2012. The decrease in total liquidity is primarily due to borrowings to fund the acquisition of the Awilco LNG carrier, Wilforce, in September 2013, to fund the acquisition of our 50% interest in the Exmar LPG Carriers in February 2013, to fund the newbuilding installments for the two newbuilding LNG carriers ordered in July 2013, to fund newbuilding installments for vessels within Exmar LPG BVBA and repayments of long-term debt; partially offset by proceeds received as a result of the private placement in the third quarter of 2013, the NOK bond issuance in September 2013 and proceeds received as a result of the COP that commenced during the second quarter of 2013.

As of September 30, 2013, we had a working capital deficit of $201.3 million. The working capital deficit includes $157.6 million of current capital lease obligations for five Suezmax tankers, under which the owner has the option to require us to purchase the vessels. The owner also has cancellation rights, as the charterer, under the charter contracts for these five Suezmax tankers. For three of the five Suezmax tankers, the cancellation options are first exercisable in August 2013, November 2013 and April 2014, respectively. In July 2013, we received notification of termination from the owner for two of the five vessels. Both vessels are still currently on charter, however, the owner has reached an agreement on November 8, 2013 to sell the Tenerife Spirit while the other vessel is currently being marketed to be sold. The Tenerife Spirit is expected to redeliver to the new owner in December 2013. Upon sale of the vessels, we will not be required to pay the balance of the capital lease obligations as the vessels under capital leases will be returned to the owner and the full amount of the capital lease obligations will be concurrently extinguished. While we do not expect the owner to exercise its option to require us to purchase the five Suezmax tankers, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lenders consent, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing. We expect to manage the remaining portion of our working capital deficit primarily with net operating cash flow generated in 2013 and, to a lesser extent, existing undrawn revolving credit facilities. As at September 30, 2013 we had undrawn medium-term credit facilities of $138.3 million.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2013	2012

Net cash flow from operating activities	117,733	134,401
Net cash flow from financing activities	209,221	29,165
Net cash flow used for investing activities	(322,400)	(165,262)

Operating Cash Flows. Net cash flow from operating activities decreased to $117.7 million for the nine months ended September 30, 2013, from $134.4 million for the same period last year, primarily due to a greater amount of dry-docking expenditures incurred and less dividends received from our equity accounted joint ventures in the nine months ended September 30, 2013. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessel’s maintenance schedule.

Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $428.5 million and $419.2 million for the nine months ended September 30, 2013 and 2012, respectively. From time to time, we refinance our loans and revolving credit facilities. During the nine months ended September 30, 2013, we primarily used the proceeds from long-term debt to fund the acquisition of our 50% interest in the Exmar LPG Carriers for $135.8 million (including a $2.7 million acquisition fee); fund the acquisition of the Awilco LNG carrier, Wilforce, in September 2013 for $205.0 million less a $50 million upfront payment of charter hire; fund construction costs of $38.5 million for our two additional LNG newbuilding carriers ordered in July 2013; provide an advance of $13.8 million to Exmar LPG BVBA for the purpose of funding newbuildings; prepay and repay outstanding debt under our revolving credit facilities; and fund general partnership purposes.

Cash distributions paid during the nine months ended September 30, 2013 increased to $159.0 million from $142.9 million for the same period last year. This increase was the result of an increase in the number of units eligible to receive the cash distribution as a result of a common unit public offering in September 2012; units issued as a result of the COP that commenced during the second quarter of 2013; a common unit private placement in July 2013; and a 7.1% increase in the quarterly cash distribution per unit commencing in the first quarter of 2012 and paid in May 2012.

Other financing activities during the nine months ended September 30, 2013 included net proceeds of $40.8 million from a private placement of units in July 2013 and $4.9 million from our issuance of units under our COP.

Investing Cash Flows. Net cash flow used in investing activities increased to $322.4 million for the nine months ended September 30, 2013, from $165.3 million for the same period last year. During the nine months ended September 30, 2013, we used cash of $155.0 million, which is net of a $50 million upfront payment of charter hire, to fund the acquisition of the Awilco LNG carrier, Wilforce, in September 2013, $135.9 million to fund our 50% interest in the Exmar LPG Carriers and $38.5 million incurred for our two additional LNG newbuilding carriers ordered in July 2013. During the nine months ended September 30, 2012, we used cash of $170.1 million to fund our acquisition of a 52% interest in six MALT LNG Carriers and of a 33% interest in one of the Angola LNG Carriers.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at September 30, 2013:

	Total	Remainder of 2013	2014 and 2015	2016 and 2017	Beyond 2017
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,128.6	20.6	200.1	160.6	747.3
Commitments under capital leases (2)	174.6	64.9	43.8	38.6	27.3
Commitments under capital leases (3)	959.1	6.0	48.0	48.0	857.1
Commitments under operating leases (4)	384.2	6.2	49.6	49.6	278.8
Purchase obligations (5)	1,142.9	165.7	289.5	687.7	—

Total U.S. Dollar-Denominated obligations	3,789.4	263.4	631.0	984.5	1,910.5

Euro-Denominated Obligations: (6)
Long-term debt (7)	338.8	3.9	33.7	38.7	262.5

Total Euro-Denominated obligations	338.8	3.9	33.7	38.7	262.5

Norwegian Kroner-Denominated Obligations: (6)
Long-term debt (8)	266.0	—	—	116.4	149.6

Total Norwegian Kroner-Denominated obligations	266.0	—	—	116.4	149.6

Totals	4,394.2	267.3	664.7	1,139.6	2,322.6

(1)	Excludes expected interest payments of $4.5 million (remainder of 2013), $31.6 million (2014 and 2015), $24.0 million (2016 and 2017) and $19.0 million (beyond 2017). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2013, plus margins on debt that has been drawn that ranges up to 2.75% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(2)	Includes, in addition to lease payments, amounts we may be required to pay to purchase five leased vessels from 2014 to the end of the period when cancellation options are first exercisable. For two of the vessels, the owner has notified us that it intends to terminate the capital leases. The purchase price for any vessels we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisty any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read Item 1 – Financial Statements: Note 4(v) – Vessel Charters.
(3)	Existing restricted cash deposits of $475.5 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.
(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $339.8 million for these leases from 2013 to 2029.
(5)	In December 2012 and July 2013, we entered into agreements for the construction of four LNG newbuildings. The remaining cost for these four newbuildings totals $764.1 million, including estimated interest and construction supervision fees. In September 2013, we entered into an agreement to acquire a second LNG carrier from Awilco for a purchase price of $205 million less a $50 million upfront payment of charter hire. This vessel is expected to deliver in late-2013. As at September 30, 2013, the joint venture between Exmar and us has 10 LPG newbuilding carriers scheduled for delivery between 2014 and 2017. Our 50% share of the remaining cost for these 10 newbuildings total $223.8 million, including estimated interest and construction supervision fees. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies.
(6)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2013.
(7)	Excludes expected interest payments of $1.4 million (remainder of 2013), $10.6 million (2014 and 2015), $9.4 million (2016 and 2017) and $5.1 million (beyond 2017). Expected interest payments are based on EURIBOR at September 30, 2013, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(8)	Excludes expected interest payments of $4.3 million (remainder of 2013), $34.3 million (2014 and 2015), $28.9 million (2016 and 2017) and $6.0 million (beyond 2017). Expected interest payments are based on NIBOR at September 30, 2013, plus margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of September 30, 2013. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in Item 18 – Financial Statements: Note 19 – Equity Method Investments of our Annual Report on Form 20-F for the year ended December 31, 2012. In addition, please read Item 1 – Financial Statements: Note 5 – Equity Method Investments, relating to the acquisition of our 50% interest in the Exmar LPG BVBA joint venture in February 2013.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates of our Annual Report on Form 20-F for the year ended December 31, 2012, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2012. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At September 30, 2013, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at September 30, 2013, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended September 30, 2013 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition;

•	results of operations and revenues and expenses, including performance of our liquefied gas segment and the performance and expected cash flows of our various joint ventures;

•	our plan for managing our working capital deficit;

•	the collectability of advances to our joint venture partner, BLT LNG Tangguh Corporation;

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot charter rates;

•	future charter hire payments for chartered-in and chartered-out vessels;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for five of our Suezmax tankers;

•	our liquidity needs;

•	the outcome of ongoing tax proceedings, including the HMRC’s legal challenge of tax benefits similar to the ones provided under the RasGas II Leases;

•	the duration of dry dockings;

•	fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized loss on derivative instruments and foreign currency exchange loss;

•	the future valuation or impairment of goodwill;

•	the expected timing and financial result of the sale of the Suezmax tankers under capital lease;

•	expected delivery dates of newbuilding carriers, and our ability to secure charter contracts for these carriers;

•	the expected timing, amount and method of financing for the purchase of vessels, including our five Suezmax tankers operated pursuant to capital leases, the four LNG carrier newbuildings ordered from DSME, the LNG carrier newbuilding from Awilco and the 12 LPG carrier newbuildings ordered within Exmar LPG BVBA; and

•	the impact of the LC Bank’s downgraded credit rating on the related lease payments and required cash deposits by the Teekay Nakilat Joint Venture along with our ability to restructure the restricted cash structure to mitigate any impact of the LC Bank’s downgraded credit rating.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in financial stability of banks providing letters of credit for us or our joint ventures; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot tanker market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our newbuilding carriers; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; ability of the counterparty to our Suezmax tanker leases to receive board approval to sell two of the five leased vessels; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2012. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2013, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and capital lease obligations as well as the potential exercise of early termination options for certain of our interest rate swaps.

Expected Maturity Date

	Remainder of 2013	2014	2015	2016	2017	Thereafter	Total	Fair Value Liability	Rate (1) (5)
	(in millions of U.S. Dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	14.4	47.4	102.9	48.6	62.2	704.8	980.3	(891.3)	1.0%
Variable Rate (Euro) (3) (4)	3.9	16.2	17.5	18.7	20.0	262.5	338.8	(312.0)	1.7%
Variable Rate (NOK) (4) (5)	—	—	—	—	116.4	149.6	266.0	(269.4)	6.5%

Fixed-Rate Debt ($U.S.)	6.2	24.9	24.9	24.9	24.9	42.5	148.3	(148.7)	5.3%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.2%	5.3%

Capital Lease Obligations: (6)
Fixed-Rate ($U.S.) (7)	62.4	31.7	4.4	4.5	28.3	26.3	157.6	(157.6)	7.4%
Average Interest Rate (8)	9.2%	7.7%	5.4%	5.4%	4.6%	6.4%	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	1.8	19.9	20.6	21.2	151.9	366.6	582.0	(112.0)	5.5%
Average Fixed Pay Rate (2)	6.2%	5.6%	5.6%	5.6%	5.3%	5.6%	5.5%
Contract Amount (Euro) (4) (10)	3.9	16.2	17.4	18.7	20.1	262.5	338.8	(31.7)	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate term loans, which as of September 30, 2013 ranged from 0.30% to 2.75%. Please read Item 1 – Financial Statements: Note 7 – Long-Term Debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2013.

(5)	Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK 700 million and NOK 900 million debt has been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate of 6.88% and 6.43%, and the transfer of principal locked in at $125.0 million and $150.0 million upon maturity.
(6)	Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 – Financial Statements: Note 4 – Vessel Charters), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2013 totaled $475.5 million, and the lease obligations, which as at September 30, 2013 totaled $472.6 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat Corporation is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2013, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat Corporation’s capital lease obligations and restricted cash deposits were $406.3 million and $469.0 million, ($75.9) million and $99.8 million, and 4.9% and 4.8%, respectively.
(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable. Please read Item 1 – Financial Statements: Note 4 – Vessel Charters.
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 12 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At September 30, 2013, the fair value of this derivative asset was $4.6 million and the change from December 31, 2012 to the reporting period has been reported in realized and unrealized loss on derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 10 – Derivative Instruments. At September 30, 2013, the fair value of this derivative liability was $16.9 million and the change from December 31, 2012 to the reporting period has been reported in foreign currency exchange loss. As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income and realized and unrealized loss on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, including the risk factor set fourth below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations.

Certain of our lease arrangements contain provisions whereby we have provided a tax indemnification to third parties, which may result in increased lease payments or termination of favorable lease arrangements.

The Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements (the RasGas II Leases) with a third party for the three RasGas II LNG Carriers. Under the terms of these capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the United Kingdom (U.K.) taxing authority (or HMRC), the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. We do not have the ability to pass these increased rentals onto our charter party. However, the terms of the lease arrangements enable us and our joint venture partner jointly to terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, Teekay Nakilat Joint Venture may be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any. Although the exact amount of any such payments upon termination would be negotiated between us and the lessor, we expect the amount would be significant.

HMRC has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HMRC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision by the First Tribunal, regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal which upheld the 2012 verdict. HMRC has been granted leave to further appeal the 2013 decision to the Court of Appeal. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to be approximately $34 million, exclusive of potential financing and interest rate swap termination costs.

The lessor for the three RasGas II LNG Carriers has communicated to the joint venture that the credit rating of the bank (or LC Bank) that is providing the letter of credit to Teekay Nakilat Joint Venture’s lease has been downgraded. As a result, the lessor has indicated a potential increase in the lease payments over the remaining term of the RasGas II Leases of approximately $17.5 million on a net present value basis. As a result of this potential increase in lease payments, the Teekay Nakilat Joint Venture may need to post additional collateral of $3 million to the existing cash defeasance deposit connected to the lease structure for the three leased vessels. The Teekay Nakilat Joint Venture has engaged external legal counsel to assess these claims. Our 70% share of the present value of the potential lease payment increase claim is approximately $12.3 million.

In addition, the subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have lease arrangements with a third party for two LNG carriers. We purchased Teekay Corporation’s interest in this joint venture in 2009. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as we have with the three RasGas II LNG Carriers above.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

On July 30, 2013, we issued approximately 0.9 million common units to an institutional investor for net proceeds, including our general partner’s 2% proportionate capital contribution, of $40.8 million. We used the proceeds from the issuance of common units to partially fund our previously announced July 2013 order of two fuel-efficient LNG carriers, scheduled for delivery in 2016, and for general partnership purposes. The common units were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

4.1	Agreement dated June 27, 2013, for a US$195,000,000 senior secured notes between Meridian Spirit ApS and Wells Fargo Bank Northwest N.A. The loan bears interest at fixed rate of 4.11%. The facility requires quarterly repayments through 2030.

4.2	Agreement dated June 28, 2013, for a US$160,000,000 loan facility between MALT Singapore Pte. Ltd. and Commonwealth Bank of Australia. The loan bears interest at LIBOR plus a margin of 2.60%. The facility requires quarterly repayments, with a bullet payment on maturity in 2021.

4.3	Agreement dated July 30, 2013, for a US$608,000,000 loan facility between MALT LNG Netherlands Holdings B.V. and DNB Bank ASA, acting as agent and security trustee. The loan bears interest at LIBOR plus a margin of 3.15% for Tranche A and LIBOR plus a margin of 0.5% for Tranche B. The facility requires quarterly repayments, with a bullet payment on maturity in 2017.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-174220) FILED WITH THE SEC ON MAY 13, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-188387) FILED WITH THE SEC ON MAY 6, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: November 27, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)